J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179
Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036
Keefe, Bruyette & Woods, Inc.
787 Seventh Avenue
New York, New York 10019
May 20, 2024
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention:    Aisha Adegbuyi
Re: Bowhead Specialty Holdings Inc.
Registration Statement on Form S-1
File No. 333-278653
Acceleration Request
Requested Date: May 22, 2024
Requested Time: 4:30 P.M. Eastern Time
Dear Ms. Adegbuyi:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Bowhead Specialty Holdings Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:30 P.M., Eastern Time, on May 22, 2024, or as soon thereafter as practicable or at such later time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.
Pursuant to Rule 460 under the Act, please be advised that we, as representatives of the several underwriters, will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.
We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:	/s/ Apoorva Ramesh
Name: Apoorva Ramesh
Title: Vice President

MORGAN STANLEY & CO. LLC

By:	/s/ Jyri Wilska
Name: Jyri Wilska
Title: Managing Director

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Seth Bair
Name: Seth Bair
Title: Managing Director
[Signature Page to Underwriters’ Acceleration Request]